Exhibit 99.1

iQIYI Announces Third Quarter 2021 Financial Results

BEIJING, November 17, 2021 – iQIYI, Inc. (Nasdaq: IQ) ("iQIYI" or the "Company"), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

●	Total revenues were RMB7.6 billion (US$1.2 billion1), representing a 6% increase from the same period in 2020.
●	Operating loss was RMB1.4 billion (US$212.3 million) and operating loss margin was 18%, compared to operating loss of RMB1.2 billion and operating loss margin of 17% in the same period in 2020.
●

Net loss attributable to iQIYI was RMB1.7 billion (US$268.4 million), compared to net loss attributable to iQIYI of RMB1.2 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB2.17 (US$0.34), compared to diluted net loss attributable to iQIYI per ADS of RMB1.61 in the same period of 2020.

●	The number of total subscribing members was 103.6 million as of September 30, 2021, or 103.0 million excluding individuals with trial memberships.

“During the third quarter, we experienced significant uncertainty in terms of content scheduling, which resulted in softer than expected top-line performance,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “We expect the uncertainty to largely remain, so we are proactively adapting ourselves to the new market environment. We are determined to continue improving the efficiency of our operations as we execute our diversified content strategy. Meanwhile, we are seeing a promising growth trajectory for our new initiatives, such as iQIYI Lite and our overseas business. We will continue to take the lead in rolling out new intelligent production capabilities and driving the industrialization of the long-form video production process, which will help to further optimize our operating efficiency. The experiences we have accumulated from the past decade and the recent temporary challenges will enable us to be more resilient and adaptive to market changes in the long run.”

“Our membership services revenue increased by 8% year-over-year as we experienced subscriber volatility during the third quarter,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “This was driven by our refined membership strategy and innovative operational initiatives that focused on elevating the user experience. Furthermore, we will continue to improve the efficiency of our operations, and remain cautious with our investments in content. In the long term, we will continue to grow our portfolio with diversified content and develop innovative new products and services with better ROI.”

Footnotes:

[1] Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Third Quarter 2021 Financial Results

Total revenues reached RMB7.6 billion (US$1.2 billion), representing a 6% increase from the same period in 2020.

Membership services revenue was RMB4.3 billion (US$665.5 million), representing an 8% increase from the same period in 2020. This was mainly attributable to our refined membership strategy that focused on content diversification and user experience, and improved monetization capabilities.

Online advertising services revenue was RMB1.7 billion (US$257.7 million), representing a 10% decrease from the same period in 2020, primarily due to less premium content launched during the quarter and challenging macroeconomic environment in China.

Content distribution revenue was RMB627.1 million (US$97.3 million), representing a 60% increase from the same period in 2020. The increase was primarily driven by more content titles distributed to other platforms during the quarter.

Other revenues were RMB1.0 billion (US$157.3 million), representing a 3% increase from the same period in 2020.

Cost of revenues was RMB7.0 billion (US$1.1 billion), representing a 10% increase from the same period in 2020. The increase in cost of revenues was primarily due to higher content costs during the quarter. Content costs as a component of cost of revenues were RMB5.3 billion (US$824.5 million), representing a 13% increase from the same period in 2020, primarily due to more investment in original content.

Selling, general and administrative expenses were RMB1.2 billion (US$193.4 million), representing a 9% decrease from the same period in 2020.

Research and development expenses were RMB683.0 million (US$106.0 million), representing a 2% increase from the same period in 2020.

Operating loss was RMB1.4 billion (US$212.3 million), compared to operating loss of RMB1.2 billion in the same period in 2020. Operating loss margin was 18%, compared to operating loss margin of 17% in the same period in 2020.

Total other expense was RMB330.5 million (US$51.3 million), compared to total other income of RMB67.0 million during the same period of 2020. The year-over-year variance was mainly due to the fluctuation of exchange rate between Renminbi and the U.S. dollar.

Loss before income taxes was RMB1.7 billion (US$263.6 million), compared to loss before income taxes of RMB1.1 billion in the same period in 2020.

Income tax expense was RMB9.0 million (US$1.4 million), compared to income tax expense of RMB18.8 million in the same period in 2020.

Net loss attributable to iQIYI was RMB1.7 billion (US$268.4 million), compared to net loss attributable to iQIYI of RMB1.2 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB2.17 (US$0.34) for the third quarter of 2021, compared to diluted net loss attributable to iQIYI per ADS of RMB1.61 in the same period of 2020.

As of September 30, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB11.0 billion (US$1.7 billion).

Financial Guidance

For the fourth quarter of 2021, iQIYI expects total net revenues to be between RMB7.08 billion (US$1.10 billion) and RMB7.53 billion (US$1.17 billion), representing a 5% decrease to 1% increase year over year. This forecast reflects iQIYI's current and preliminary view, which may be subject to change.

Conference Call Information

iQIYI's management will hold an earnings conference call at 6:30 AM on November 17, 2021, U.S. Eastern Time (7:30 PM on November 17, 2021, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration:  http://apac.directeventreg.com/registration/event/6981067

It will automatically direct you to the registration page of "iQIYI Third Quarter 2021 Earnings Conference Call," where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "6981067".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through November 25, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in                             +61 2 8199 0299

Passcode:                                            6981067

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI's platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI's strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI's strategies; iQIYI's future business development, financial condition and results of operations; iQIYI's ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI's revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses free cash flow as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that the non-GAAP financial measure provides meaningful supplemental information regarding its liquidity by excluding certain items that may not be indicative of its recurring liquidity position, such as operating cash flows adjusted by capital expenditures. The Company believes that both management and investors benefit from referring to the non-GAAP financial measure in assessing its liquidation and when planning and forecasting future periods. The non-GAAP financial measure also facilitates management’s internal comparisons to iQIYI’s historical liquidity. The Company believes the non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2021	2021
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	3,975,514	3,992,956	4,288,215
Online advertising services	1,840,231	1,825,333	1,660,332
Content distribution	392,338	687,891	627,134
Others	979,609	1,102,094	1,013,423
Total revenues	7,187,692	7,608,274	7,589,104

Operating costs and expenses:
Cost of revenues	(6,363,438)	(6,868,868)	(7,027,681)
Selling, general and administrative	(1,363,935)	(1,184,736)	(1,246,334)
Research and development	(669,933)	(676,481)	(683,047)
Total operating costs and expenses	(8,397,306)	(8,730,085)	(8,957,062)
Operating loss	(1,209,614)	(1,121,811)	(1,367,958)

Other expense
Interest income	34,049	29,231	35,979
Interest expenses	(269,311)	(343,124)	(351,293)
Foreign exchange gain, net	265,572	35,404	4,462
Loss from equity method investments	(24,749)	(64,230)	(17,345)
Others, net	61,461	116,280	(2,292)
Total other income/(expense), net	67,022	(226,439)	(330,489)

Loss before income taxes	(1,142,592)	(1,348,250)	(1,698,447)
Income tax expense	(18,846)	(30,418)	(8,978)

Net loss	(1,161,438)	(1,378,668)	(1,707,425)
Less: Net income attributable to noncontrolling interests	12,850	18,559	22,135
Net loss attributable to iQIYI, Inc.	(1,174,288)	(1,397,227)	(1,729,560)
Accretion of redeemable noncontrolling interests	(1,796)	(4,343)	(4,769)
Net loss attributable to ordinary shareholders	(1,176,084)	(1,401,570)	(1,734,329)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.23)	(0.25)	(0.31)
Diluted	(0.23)	(0.25)	(0.31)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(1.61)	(1.75)	(2.17)
Diluted	(1.61)	(1.75)	(2.17)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:

Basic	5,182,686,302	5,569,531,698	5,590,418,635
Diluted	5,182,686,302	5,569,531,698	5,590,418,635

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	September 30,
	2020	2021
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,915,282	7,296,165
Restricted cash	25,230	89,667
Short-term investments	3,358,174	3,661,719
Accounts receivable, net	3,344,433	2,882,733
Prepayments and other assets	3,515,855	3,715,664
Amounts due from related parties	96,111	274,498
Licensed copyrights, net	1,035,339	1,096,941
Total current assets	22,290,424	19,017,387

Non-current assets:
Fixed assets, net	1,393,467	1,315,895
Long-term investments	3,202,828	3,435,521
Deferred tax assets, net	51,347	84,917
Licensed copyrights, net	6,435,055	7,292,712
Intangible assets, net	627,198	563,199
Produced content, net	6,556,084	9,597,884
Prepayments and other assets	2,699,423	3,079,995
Operating lease assets	1,001,857	939,934
Goodwill	3,888,346	3,888,346
Amounts due from related parties	39,400	81,000
Total non-current assets	25,895,005	30,279,403

Total assets	48,185,429	49,296,790

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	7,561,532	9,128,010
Amounts due to related parties	1,778,783	2,418,734
Customer advances and deferred revenue	3,444,917	3,209,078
Convertible senior notes, current portion	4,752,061	4,807,593
Short-term loans	2,965,957	3,990,459
Long-term loans, current portion	909,034	656,861
Operating lease liabilities, current portion	201,307	179,077
Accrued expenses and other liabilities	3,240,987	3,557,070

Total current liabilities	24,854,578	27,946,882
Non-current liabilities:
Convertible senior notes	11,926,715	12,671,436
Deferred tax liabilities	4,588	4,231
Amounts due to related parties	977,407	793,990
Operating lease liabilities	767,676	633,265
Other non-current liabilities	210,167	204,268
Total non-current liabilities	13,886,553	14,307,190

Total liabilities	38,741,131	42,254,072

Redeemable noncontrolling interests	108,629	374,355

Shareholders’ equity:

Class A ordinary shares	165	172
Class B ordinary shares	183	183
Additional paid-in capital	47,687,483	49,365,225
Accumulated deficit	(40,973,853)	(45,379,956)
Accumulated other comprehensive income	2,542,680	2,601,930
Non-controlling interests	79,011	80,809
Total shareholders’ equity	9,335,669	6,668,363

Total liabilities, redeemable noncontrolling interests and shareholders' equity	48,185,429	49,296,790

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2021	2021
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Net cash used for operating activities	(1,929,077)	(1,425,910)	(2,080,544)
Net cash provided by investing activities (1,2)	342,847	58,140	1,885,081
Net cash provided by financing activities	238,109	801,074	867,420
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(113,074)	(92,498)	(22,206)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,461,195)	(659,194)	649,751

Net cash used for operating activities	(1,929,077)	(1,425,910)	(2,080,544)
Less: Capital expenditures (2)	(89,938)	(60,728)	(116,320)
Free cash flow	(2,019,015)	(1,486,638)	(2,196,864)

(1)	Net cash provided by investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.